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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                          SEC FILE NUMBER
                                                              1-12058

                                                           CUSIP NUMBER
                                                              122016108

(Check One):

[X] Form 10-K and Form 10-KSB      [ ] Form 20-F       [ ] Form 11-K

[ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended: December 31, 1998
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[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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    Full Name of Registrant: Burlington Resources Coal Seam Gas Royalty Trust
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    Former Name if Available:
                              --------------------------------------------------

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    Address of Principal Executive Office (Street and Number):

                                NationsBank, N.A., Trustee
                                901 Main Street, Suite 1700
    City, State and Zip Code:   Dallas, Texas, 75202

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PART II -- RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
11-K, 10-Q and Form 10-QSB, -SAR, or the transition report or portion thereof could not be filed within the prescribed period.

As described in the registrant's current reports on Form 8-K dated December 28, 1998 and January 5, 1998, on December 28, 1998, the unitholders of the registrant, a Delaware business trust, approved a unitholder proposal ordering the termination of the registrant and the sale of all of its assets, consisting primarily of royalty interests in certain gas producing properties, according to the terms of the Trust Agreement governing the registrant. Since such date the registrant, with the assistance of an independent oil and gas divestment advisor, has actively attempted to arrange the sale of such assets. On March 25, 1999 the Trust accepted an offer for the sale of all its assets to San Juan Partners L.L.C., an affiliate of Dominion Resources, Inc., for an all-cash purchase price of $73 million. The sale was consummated on March 26, 1999. The registrant expects that the units will be delisted by the New York Stock Exchange in the near future and the registrant will be dissolved following completion of its remaining administrative duties.

Because of the degree of materiality of the sale transaction and the recency of the transaction, the registrant is unable to prepare the proper level of disclosure and analysis necessary to adequately describe these events and the registrant's independent accountants are unable to complete their audit of the registrant's 1998 financial statement in a time frame permitting the filing by March 31, 1999 of the registrant's report without unreasonable effort or expense.

                                                 (Attach Extra Sheets if Needed)
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PART IV -- OTHER INFORMATION

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    (1)  Name and telephone number of person to contact in regard to this notification.

Ron E. Hooper                                 (214)              209-2400
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     (Name)                                 (Area Code)       (Telephone Number)
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    (2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes      [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: April 1, 1999            By:  NationsBank, N.A., Trustee
      ------------------------     ---------------------------------------------



                                       By: /s/ RON E. HOOPER
                                           -------------------------------------
                                           Ron E. Hooper
                                           Vice President and
                                           Trust Administrator
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                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]



                                 April 1, 1999


Ron E. Hooper
NationsBank, N.A.
901 Main Street, Suite 1700
Dallas, Texas 75202

Dear Mr. Hooper:

You have furnished us with copy of your "Notification of Late Filing" on Form 12b-25 dated April 1, 1999.

We are in agreement with the comments under Part III of the Form with respect to the reasons why the Form 10-K of Burlington Resources Coal Seam Gas Royalty Trust for the year ended December 31, 1998 could not be filed without unreasonable effort or expense on or before the date it was required to be filed.


Yours very truly,

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP